UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 07, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / MF) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

NOTICE TO THE MARKET

TIM Italia Transformation Plan

TIM S.A. ("TIM Brasil" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with Article 157 of Law No. 6,404/1976 and the provisions of CVM Resolution 44, informs its shareholders, the market in general and other stakeholders as follows:

Earlier today, TIM S.p.A. (“TIM Italia”, “TIM Group”) disclosed a press release over its transformation plan that will be presented to the market during today`s Capital Market Day Conference Call (to follow the event access this link TIM Group | Capital Market Day).

TIM Italia Board of Directors (“TI BoD”) has given a mandate to the CEO, Pietro Labriola, to carry out all useful activities to achieve the strategic objective of overcoming vertical integration and reducing the company’s debt level through the transfer and valorisation of certain TIM Group assets. Any options will be submitted to TI BoD for the relevant deliberations.

TIM Italia’s management outlined to TI BoD a transformation plan that envisages the potential separation of fixed network infrastructure assets (NetCo) from services (ServiceCo with TIM Consumer, TIM Enterprise and TIM Brasil) and outlines for each entity the appropriate business model, the business perimeter and the strategic priorities, as well as the way in which they will be able to compete in the relevant market in order to generate more value.

In greater detail, the plan provides for the following articulation:

•	NetCo: covers the fixed network, both primary and secondary, as well as domestic and international wholesale businesses. It will be focused on the wholesale market and will be tasked with further accelerating deployment of the fiber network.

•	ServiceCo. It includes TIM Enterprise, TIM Consumer and TIM Brasil

o       TIM Enterprise will include all commercial activities in the Enterprise market, the digital companies Noovle S.p.A., Olivetti & Co., S.p.A. and Telsy S.p.A., as well as the data center assets. Leveraging its leadership position with Public Administration and large customers.

o       TIM Consumer covers all the fixed and mobile commercial activities in the Consumer (retail) and Small and Medium Business (SMB) markets. It includes the mobile network assets and service platforms.

o       For TIM Brasil there are no modifications in scope, strategy, and management.

According to TIM Group communication, this business plan will allow to improve the operative performance with a specific economic and financial focus for each entity and to attract new industrial and financial partners, enabling the acceleration of innovation processes and the development of a new business offering geared towards the digital transition.

With the new organisation envisaged in the plan, it will also be possible to make the most of the opportunities offered by the digital transition and at the same time achieve a sustainable capital structure, thanks to an important path of improvement of the financial position which envisages the deconsolidation of the fixed network and the potential entry of new minority shareholders in TIM Enterprise.

In view of what has been disclosed, TIM Brasil reiterates that there were no changes in its structure in Brazil and that all the strategic plan projections released to the market during the TIM Brasil Day held on May 4, 2022 and, according to the material fact disclosed in the same day, remain unchanged.

For more information about TIM Italia's transformation plan, find bellow the link to the full text of the Press Release disclosed:

Link: Press Release

The Company will keep its shareholders and the market in general duly informed about relevant updates related to the Company, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, July 7th, 2022

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 04, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer